Goldman, Sachs & Co. | One New York Plaza | New York, New York 10004
Tel: 212-902-4158 | Fax: 212-902-4140 | e-mail: sabrina.khan@gs.com

Sabrina L. Khan
Vice President

40-33



Goldman Sachs

March 23, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C.
185
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Goldman Sachs Trust
Registration Nos. 33-17619/811-5349
Jeanne Masden and Don Masden, On Behalf of Themselves and All Others Similarly Situated v. The Goldman Sachs Group, Inc. et al.

Gentlemen and Ladies:

On behalf of the Goldman Sachs Trust, enclosed herewith for filing pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the above referenced class action complaint against the Trustees of Goldman Sachs Trust, The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman, Sachs & Co., and John Doe Defendants. The complaint alleges breach of fiduciary duty including violations of Sections 36(a), 36(b) and 47(b) of the Investment Company Act of 1940.

Please date stamp the duplicate copy of this letter and return it to the undersigned.

Please direct any questions concerning the foregoing to Howard Surloff at (212) 902-3309.

Very truly yours,

Sabrina L. Khan
Vice President

cc: Jeffrey Dalke
Kenneth Greenberg

Goldman, Sachs & Co. | One New York Plaza | New York, New York 10004
Tel: 212-902-4158 | Fax: 212-902-4140 | e-mail: sabrina.khan@gs.com

Sabrina L. Khan
Vice President


SECTION PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C.
185
SECTION

Goldman Sachs

March 23, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Goldman Sachs Trust
Registration Nos. 33-17619/811-5349
Jeanne Masden and Don Masden, On Behalf of Themselves and All Others Similarly Situated v. The Goldman Sachs Group, Inc. et al.

Gentlemen and Ladies:

On behalf of the Goldman Sachs Trust, enclosed herewith for filing pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the above referenced class action complaint against the Trustees of Goldman Sachs Trust, The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., Goldman, Sachs & Co., and John Doe Defendants. The complaint alleges breach of fiduciary duty including violations of Sections 36(a), 36(b) and 47(b) of the Investment Company Act of 1940.

Please date stamp the duplicate copy of this letter and return it to the undersigned.

Please direct any questions concerning the foregoing to Howard Surloff at (212) 902-3309.

Very truly yours,



Sabrina L. Khan
Vice President

cc: Jeffrey Dalke
Kenneth Greenberg

United States District Court

DISTRICT OF

Amended
SUMMONS IN A CIVIL CASE

V.

CASE NUMBER:
05 CV 291 (LAK)

TO: (Name and address of defendant)

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

an answer to the complaint which is herewith served upon you, within ______ days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON



CLERK

DATE: MAR 10 2005

(BY) DEPUTY CLERK

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. ASHOK N. BAKHRU, JOHN P. COBLENTZ, JR., PATRICK T. HARKER, MARY P. MCPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, ALAN A. SHUCH, KAYSIE P. UNIACKE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100 Defendants. JURY TRIAL DEMANDED	§ §	Case No. 05-CV-00291 (LAIC) SUPPLEMENTAL SUMMONS

To the above named Defendants

You are hereby summoned to answer the Complaint in this action and to serve a copy of your Answer, or, if the Complaint is not served with this Summons, to serve a Notice of Appearance, on the Plaintiffs' Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint.

Dated: March 10, 2005

WEITZ & LUXENBERG, P.C.
A New York Professional Corporation
180 Maiden Lane
New York, NY 10038
(212)558-5500
FAX (212)344-5461



By: ______________________
Perry Weitz
Gary Klein (GK 5632)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

ASHOK N. BAKHRU, JOHN P. COBLENTZ, JR., PATRICK T. HARKER, MARY P. MCPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, ALAN A. SHUCH, KAYSIE P. UNIACKE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100

Defendants.

JURY TRIAL DEMANDED

Case No. 05-CV-00291 (LAIC)

SUPPLEMENTAL SUMMONS

To the above named Defendants

You are hereby summoned to answer the Complaint in this action and to serve a copy of your Answer, or, if the Complaint is not served with this Summons, to serve a Notice of Appearance, on the Plaintiffs' Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint.

Dated: March 10, 2005

WEITZ & LUXENBERG, P.C.
A New York Professional Corporation
180 Maiden Lane
New York, NY 10038
(212)558-5500
FAX (212)344-5461



By: ______________________
Perry Weitz
Gary Klein (GK 5632)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. ASHOK N. BAKHRU, JOHN P. COBLENTZ, JR., PATRICK T. HARKER, MARY P. MCPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, ALAN A. SHUCH, KAYSIE P. UNIACKE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100 Defendants. JURY TRIAL DEMANDED	§	Case No. 05-CV-00291 ~~(LAIC)~~ LAK


RECEIVED
MAR 10 2005
U.S.D.C. S.D. N.Y.
CASHIERS

AMENDED CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Goldman Sachs Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq*., by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Jeanne Masden and Don Masden file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors; and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review.* *Cornerstone Research.*

brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through March 9, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between March 9, 2005 and the date of the cessation of the unlawful activities detailed herein.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York City, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Jeanne Masden resides in Harris County, Texas at all relevant times owned one of the Funds.

B. Plaintiff Don Masden resides in Harris County, Texas at all relevant times owned one of the Funds.

Defendants.

11. Defendant The Goldman Sachs Group, Inc. is the ultimate parent of Goldman Sachs & Company and Goldman Sachs Asset Management. Through its subsidiaries and divisions, Defendant The Goldman Sachs Group markets, sponsors, and provides investments advisory, distribution and administrative services to the Goldman Sachs Family of Funds, which consists of approximately 41 funds. The Goldman Sachs Group shall be referred to herein as the "Parent Company Defendant." The Goldman Sachs Group maintains its principal executive offices at 85 Broad Street, New York, New York 10004.

12. Ashok N. Bakhru, John P. Coblentz, Jr., Patrick T. Harker, Mary P. Mcpherson, Wilma J. Smelcer, Richard P. Strubel, Alan A. Shuch, Kaysie P. Uniacke are each members of the

Board of Trustees for the Funds. The Funds' Board of Trustees oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Goldman Sachs & Company is a registered investment advisor and has the responsibility for the day-to-day management of the Goldman Sachs Family of Funds. Goldman Sachs & Company has approximately $25 billion in assets under management in total. Goldman Sachs & Company is located at 85 Broad Street, New York, New York 10004.

B. Defendant Goldman Sachs Asset Management is a registered investment advisor and has the responsibility for the day-to-day management of the Goldman Sachs Family of Funds. Goldman Sachs Asset Management is located at 85 Broad Street, New York, New York 10004

Collectively, Goldman Sachs & Company and Goldman Sachs Asset Management shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on

behalf of all persons owning one of the Funds at any time between January 10, 2002, through March 9, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Goldman Sachs Family of Funds held assets of approximately $25 billion. Approximately 28 of the 41 Goldman Sachs Funds have

the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Goldman Sachs Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002

Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003

Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetBase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002

In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004

Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased

the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that

one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
<u>NEGLIGENCE AGAINST ALL DEFENDANTS</u>

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
<u>VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT</u>

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: March 9, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
Gary Klein (GK 5632)
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, New York 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

Index No. Year 20

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Othrs Similarly Situated,

Plaintiffs,

-against-

ASHOK N. BAKHRU, ET AL.

Defendants.

SUPPLEMENTAL SUMMONS and AMENDED CLASS ACTION COMPLAINT

WEITZ & LUXENBERG, P.C.

Attorneys for Plaintiffs

180 Maiden Lane
New York, NY 10038
(212) 558-5500

Pursuant to 22 NYCRR 130-1.1, the undersigned, an attorney admitted to practice in the courts of New York State, certifies that, upon information and belief and reasonable inquiry, the contentions contained in the annexed document are not frivolous.

Dated: .... Signature...

Print Signer's Name...

Service of a copy of the within is hereby admitted.

Dated:

....

Attorney(s) for

PLEASE TAKE NOTICE

Check Applicable Box

☐ NOTICE OF ENTRY — that the within is a (certified) true copy of a entered in the office of the clerk of the within named Court on 20

☐ NOTICE OF SETTLEMENT — that an Order of which the within is a true copy will be presented for settlement to the Hon. one of the judges of the within named Court, at on 20 , at M.

Dated:

WEITZ & LUXENBERG, P.C.

Attorneys for

180 Maiden Lane
New York, NY 10038

To: